FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of June 2008

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated June 25, 2008 announcing that Registrant has been chosen by Alldean to deliver a SkyEdge II broadband satellite network to serve corporate and banking customers throughout Kenya.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) By: /s/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated June 25, 2008

Gilat chosen by Alldean to deliver a SkyEdge II broadband satellite network to serve corporate and banking customers throughout Kenya

Petah Tikva, Israel, June 25, 2008 – Gilat Satellite Networks Ltd. (Nasdaq: GILT) today announced that it has been selected by Alldean Satellite Networks (Kenya) Limited, a leading African satellite service provider, to deliver a SkyEdge II network that will serve customers throughout Kenya.

The new network, comprising SkyEdge II IP VSATs and a SkyEdge II hub which supports multiple satellites, will initially cover sites in various parts of Kenya.. Alldean chose Gilat following the successful operation of Gilat’s SkyEdge II platform and the demonstration of the system’s ACM capabilities, among other important features.

The new network is expected to provide private networking services, including interactive data, broadband Internet access, Voice over Internet Protocol (VoIP) and client-server banking applications to Kenyan enterprises and financial services firms. Alldean is a long time customer of Gilat, having deployed Gilat 360e, DialAway and FaraWay VSAT networks in the past.

SkyEdge II is a standards-based system using DVB-S2 and DVB-RCS. With better efficiencies and full adaptivity for both the inbound and outbound channels, it provides higher performance that serves the growing requirements of end-users. SkyEdge II is well-suited for diverse environments including enterprises, rural networks, cellular backhaul and government network applications.

“We have worked with Gilat for many years, and are very impressed by its ability to continually meet the evolving needs of our market segments with the development of advanced technology platforms,” said Muin Malik, Director of Alldean Satellite Networks (Kenya) Limited. “We found Gilat’s SkyEdge II ACM capabilities to be the best in the market. This is of key importance, particularly when considering the current space-capacity environment.”

Nir Korman, Regional Vice President of Sales, Africa, for Gilat Network Systems, (GNS), said, “We are delighted to continue our long-term partnership with Alldean and to work together to provide a superior satellite platform that serves their growing customer base. Alldean has joined our fast-growing SkyEdge II customer base that is benefiting from the significant space-segment savings enabled by our competitive ACM capabilities, among other features.”

SkyEdge II adds new capabilities to Gilat’s industry-leading SkyEdge family of VSAT products. Gilat’s SkyEdge portfolio enables the delivery of high-quality voice, broadband data and video services. SkyEdge represents Gilat’s extensive knowledge base and field-proven product offering, acquired through two decades of experience. SkyEdge’s flexible architecture and efficient space-segment utilization make it an ideal platform for operators and service providers. With Gilat’s comprehensive SkyEdge portfolio, service providers can choose the most suitable product for their application needs.

About Alldean
Alldean Satellite Networks (Kenya) Limited is a leading African satellite service provider.. Alldean offers its customers complete network solutions including network design, equipment, space segment and support. With headquarters in Kenya, Alldean offers voice, data and video with future Internet services being introduced over satellite for both domestic and cross-border connectivity to virtually anywhere in Africa. Alldean’s regional services offering extends coverage around the globe for multinational customers. Alldean is a one-stop-shop for organizations that require connectivity in several countries.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators worldwide; (ii) Spacenet Inc., which provides managed services in North America for businesses and governments through its Connexstar service brand and for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 670,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 16 sales and service offices worldwide. Gilat markets the SkyEdge ™ and SkyEdge II Product Family which includes the SkyEdge Pro, SkyEdge IP, SkyEdge Call, SkyEdge DVB-RCS and SkyEdge Gateway. In addition, the Company markets numerous other legacy products.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Kim Kelly, Phone: +972-3-925-2406, Email: Kimk@gilat.com

Gilat Investor Relations Contact:
Ayelet Shaked, Phone: +972-3-925-2598, Email: ayelets@gilat.com